Dean Witter Spectrum Series
Monthly Report
May 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of May 31, 1998 was as follows:

Funds                    N.A.V.                    % change for month
Spectrum Balanced        $14.28                            -.33%
Spectrum Select               $20.44                            1.77%
Spectrum Strategic         $9.01                          -7.41%
Spectrum Technical       $14.49                            3.32%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forward markets, small losses were experienced during the month primarily from long S&P 500 Index futures positions in the stock index component as U.S. equity prices finished the month lower. Additional losses were recorded in the managed futures component of the balanced portfolio from short European bond futures positions as prices in these markets moved higher. These losses were partially offset by gains from long positions in Japanese and Australian government bond futures as prices in these markets also moved higher. In commodities, small losses recorded from long copper futures positions, as base metals prices moved lower, more than offset gains from short positions in natural gas and corn futures. A majority of the overall Fund losses for the month were offset by gains in currencies as the value of the Japanese yen moved lower relative to the U.S. dollar and major European currencies, thus resulting in profits for short yen positions. Additional currency gains were recorded from short New Zealand dollar and British pound positions as the value of these currencies also declined. Gains from long U.S. Treasury securities positions in the fixed income component of the portfolio also helped to offset a majority of the overall losses for the month.

In Spectrum Select, a fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, gains were recorded from short Japanese yen positions as the value of the yen weakened relative to the U.S. dollar and other currencies as concerns about the Japanese economy reemerged. Additional currency gains were recorded from short positions in the Canadian, Australian and New Zealand dollars as the value of these currencies also declined relative to the U.S. dollar. In global stock index futures, profits were recorded from short positions in Hang Seng Index futures as equity prices in Hong Kong moved lower during the month. Additional profits were recorded from long European stock index futures positions as prices in these markets finished the month higher. These gains were partially offset by losses experienced in soft commodities from short-term price volatility in sugar and coffee futures. In metals, losses recorded from long copper futures positions, as copper prices moved lower, more than offset gains from short positions in silver futures.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, losses were experienced primarily from long silver futures positions as silver prices declined. Additional losses were recorded in the agricultural markets from long soybean oil futures positions as prices in this market reversed lower after moving higher prior to May. In soft commodities, long positions in lumber futures also experienced losses as prices in this market finished the month lower. Smaller losses were recorded in energy futures from long unleaded gas and crude oil futures positions, as well as in currencies from short German mark and Swiss franc positions. These losses were partially offset by gains from short positions in the Japanese yen as the value of the yen declined relative to other currencies due to growing concerns about the Japanese economy. Profits recorded in financial futures from long positions in German, French and U.S. bond futures, as prices in these markets moved higher, also helped to mitigate Fund losses for the month.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forward markets, gains were recorded from long positions in Japanese government bond futures as prices moved higher in reaction to declining interest rate yields in Japan. Additional profits were recorded from long positions in Australian interest rate and European stock index futures as prices in these markets also moved higher. In currency trading, gains were recorded from short Japanese yen positions as the value of the yen dropped relative to the U.S. dollar and other major currencies. Smaller currency gains were recorded from short Australian dollar positions as its value also weakened relative to the U.S. dollar.
In other markets, short positions in crude and heating oil futures, as well as in corn and wheat futures, were profitable as energy and grain prices moved lower. These gains were partially offset by losses experienced in soft commodities from short cotton futures positions as cotton prices rose during the month. Smaller losses recorded in metals from long positions in copper and gold futures, as both base and precious metals prices moved lower, more than offset gains from short silver futures positions.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (5 months)                 3.9%

                    Inception-to-Date Return:          42.8%
                    Annualized Return:                          10.5%

___________________________________________________________________________
__________
Spectrum Select
                         1991 (5 months)                 31.2%
                         1992 -14.4%
                         1993   41.6%
                         1994    -5.1%
                         1995   23.6%
                         1996     5.3%
                         1997     6.2%
                         1998 (5 months)                           -2.0%

                    Inception-to-Date Return:               104.4%
                    Annualized Return:              11.0%
___________________________________________________________________________
__________
Spectrum Strategic
                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998 (5 months)                       -15.9%

                    Inception-to-Date Return:                -9.9%
                    Annualized Return:             -2.9%
___________________________________________________________________________
__________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.4%
                         1997                  7.5%
                         1998 (5 months)                -1.0%

                    Inception-to-Date Return:               44.9%
     Annualized Return:            10.9%
___________________________________________________________________________
__________


Statements of Operations
For the Month Ended May 31, 1998
(Unaudited)
                  Dean Witter Spectrum Global Balanced      Dean Witter
Spectrum Select L.P.

                                         Percent of
Percent of
                                   May 1, 1998                   May 1,
1998
                                   Beginning Net                 Beginning
Net
                                 Amount    Asset Value       Amount
Asset Value
                                   $            %                 $
REVENUES
Trading Profit (Loss):
  Realized                      (560,669)      (1.84)       (7,065,793)
(4.59)
  Net change in unrealized       491,386        1.61        10,505,378
6.82

  Total Trading Results          (69,283)       (.23)        3,439,585
2.23
Interest Income (DWR)            125,419         .41           538,929
 .35

  Total Revenues                  56,136         .18         3,978,514
2.58

EXPENSES
Brokerage commissions (DWR)      124,141         .41           731,326
 .47
Management fees                   31,669         .10           392,772
 .26
Transaction fees and costs          -              -           109,565
 .07
Administrative expenses             -              -            12,000
 .01

  Total Expenses                 155,810         .51         1,245,663
 .81

NET INCOME (LOSS)                (99,674)      (.33)        2,732,851
1.77



Statements of Changes in Net Asset Value
For the Month Ended May 31, 1998
(Unaudited)
                    Dean Witter Spectrum Global Balanced     Dean Witter
Spectrum Select L.P.
                      Units         Amount    Per Unit      Units
Amount     Per Unit
                                       $          $
$           $
Net Asset Value,
 May 1, 1998         2,121,858.442  30,401,819   14.33   7,667,737.800
153,983,232    20.08
Net Income (Loss)             -        (99,674)   (.05)        -
2,732,851      .36
Redemptions            (19,384.511)   (276,811)  14.28     (81,424.708)
(1,664,321)   20.44
Subscriptions          115,265.663   1,645,994   14.28      12,867.661
263,015    20.44

Net Asset Value,
  May 31, 1998       2,217,739.594  31,671,328  14.28   7,599,180.753
155,314,777   20.44

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Month Ended May 31, 1998
(Unaudited)
                        Dean Witter Spectrum Strategic    Dean Witter
Spectrum Technical L.P.

                                         Percent of
Percent of
                                   May 1, 1998                     May 1,
1998
                                   Beginning Net
Beginning Net
                                 Amount    Asset Value          Amount
Asset Value
                                   $            %                    $
REVENUES
Trading Profit (Loss):
  Realized                    (4,472,302)    (7.84)           (3,237,442)
(1.68)
  Net change in unrealized       546,330       .96            10,853,929
5.64

  Total Trading Results       (3,925,972)    (6.88)            7,616,487
3.96
Interest Income (DWR)            189,216       .33               633,569
 .33

  Total Revenues              (3,736,756)    (6.55)            8,250,056
4.29

EXPENSES
Brokerage commissions (DWR)      322,923       .56             1,226,342
 .64
Management fees                  168,849       .30               641,225
 .33

  Total Expenses                 491,772       .86             1,867,567
 .97

NET INCOME (LOSS)             (4,228,528)   (7.41)            6,382,489
3.32



Statements of Changes in Net Asset Value
For the Month Ended May 31, 1998
(Unaudited)
                        Dean Witter Spectrum Strategic         Dean Witter
Spectrum Technical
                      Units         Amount    Per Unit      Units
Amount     Per Unit
                                       $          $
$           $
Net Asset Value,
 May 1, 1998         5,866,476.730  57,064,085    9.73   13,713,106.084
192,367,410   14.03
Net Income (Loss)                -  (4,228,528)   (.72)              -
6,382,489     .46
Redemptions            (83,700.023)   (754,137)   9.01     (132,996.765)
(1,927,123)  14.49
Subscriptions          145,217.996   1,308,414    9.01      465,787.920
6,749,267   14.49

Net Asset Value,
  May 31, 1998       5,927,994.703  53,389,834   9.01   14,045,897.239
203,572,043  14.49

The accompanying notes are an integral part of these financial statements.


Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures fund L.P.) ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The commodity broker for the Partnership is Carr Futures Inc. ("Carr"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). Demeter is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, Dean Witter Reynolds, Inc. ("DWR") pays each Partnership interest income based upon 80% of its average daily Net Assets for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Commissions and Related Transaction Fees and Costs - Brokerage commissions for Spectrum Balanced are accrued at a monthly rate of 49/120 of 1% of the Net Assets as of the first day of each month. Effective June 1, 1998, brokerage commissions for Spectrum Global Balanced will be reduced to a flat-rate monthly fee of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Brokerage commissions for Spectrum Select are accrued on a half-turn basis at 80% of DWR's published non-member rates. Transaction fees and costs are accrued on a half-turn basis. Brokerage commissions and transaction fees and costs chargeable to the Partnership have been capped at .65% per month of the Partnership's month-end Net Assets.

Brokerage commissions for Spectrum Strategic and Spectrum Technical are accrued at a monthly rate of 51/80 of 1% of the Net Assets as of the first day of each month. Effective June 1, 1998, brokerage commissions for Spectrum Select, Spectrum Strategic and Spectrum Technical

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


will be reduced to a flat-rate monthly fee of 1/12 of 7.25% of the Net Assets as of the first day of each month.

Such fees will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - Spectrum Balanced, Spectrum Strategic and Spectrum Technical, incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage commissions paid by each Partnership.

Spectrum Select bears all operating expenses related to its trading activities, to a maximum of one fourth of 1% annually of the Partnership's average month end Net Assets. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses. Effective with the June 1, 1998 change to a flat rate brokerage commission, all common administrative and continuing offering expenses will be borne by DWR through the brokerage commissions.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemption charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)


Dissolution of the Partnership - Spectrum Balanced, Spectrum Strategic and Spectrum Technical, will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of their financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.


2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc. (effective June 1, 1998)
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum Technical.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)

Prior to June 1, 1998, the management fee was accrued at the rate of one fourth of 1% of the Partnership's adjusted net assets, as defined in the Limited Partnership Agreement, as of the last day of each month (a 3% annual rate) to Spectrum Select. Effective June 1, 1998, the management fee is accrued at the rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

Prior to June 1, 1998, the management fee was accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum Strategic.
Effective June 1, 1998, management fees are accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month.

Incentive Fee - Spectrum Balanced and Spectrum Strategic each will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month.

Prior to June 1, 1998, Spectrum Select paid, when applicable, a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisors "Trading Profits" experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. Effective June 1, 1998 the incentive fees will be revised to 15% of "Trading Profits" and will be paid on a monthly basis.

Prior to June 1, 1998, Spectrum Technical paid a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. Effective June 1, 1998, incentive fees for Spectrum Technical will be revised to 15% of the "Trading Profits" experienced with respect to the Net Assets allocated to Campbell and JWH as of the end of each calendar month, and 19% of the "Trading Profits" experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships, if a trading advisor has experienced "Trading losses" with respect to its allocated Net Assets at the time of a supplemental closing, the trading advisor must earn back such losses plus a pro-rata amount related to the funds allocated to the trading advisor at supplemental closing before the trading advisor is eligible for an incentive fee.

4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDW (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint, alleging, among other things, that the defendants committed fraud, deceit, negligent misrepresentation, various violations of the California Corporations Code, intentional and negligent breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in the sale and operation of the various limited partnership commodity pools. Similar purported class actions were also filed on September 18

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)




and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. A consolidated and amended complaint in the action pending in the Supreme Court of the State of New York was filed on August 13, 1997, alleging that the defendants committed fraud, breach of fiduciary duty, and negligent misrepresentation in the sale and operation of the various limited partnership commodity pools. On December 16, 1997, upon motion of the plaintiffs, the action pending in the Superior Court of the State of Delaware was voluntarily dismissed without prejudice. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions.
Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.